UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

02019759

| SEC FILE NUMBER |
|---|
| 8-52230 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

RECEIVED MAR 01 2002 143 SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2001 ENDING December 31, 2001

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Investprivate, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue, 54th Floor
(No. and Street)

New York (City) NY (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Geraghty 212-739-7645
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number***

# OATH OR AFFIRMATION

I, Donald Geraghty swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Investprivate, Inc., as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald Geraghty SVP
Signature

Director of Compliance
Title

02/28/02
Noreen Walsh
Notary Public

NOREEN WALSH
Notary Public, State Of New York
No. 01WA6053006
Qualified In Queens County
Commission Expires January 2, 2003

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Changes in Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# INVESTPRIVATE, INC.

*REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION*

*REPORT ON INTERNAL CONTROL*

*DECEMBER 31, 2001*

Lilling & Company LLP
Certified Public Accountants

*INDEPENDENT AUDITORS' REPORT*

To the Board of Directors
Investprivate, Inc.
500 Fifth Avenue
New York NY

We have audited the accompanying statement of financial condition of Investprivate, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investprivate, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

*CERTIFIED PUBLIC ACCOUNTANTS*

*February 15, 2002*

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

INVESTPRIVATE, INC.

*STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2001*

## *ASSETS*

| | |
|---|---|
| Cash | $ 232,345 |
| Due from clearing broker | 283,254 |
| Advances to employees | 1,085,218 |
| Furniture and equipment, net | 297,148 |
| Intangibles, net | 444,365 |
| Other assets | 217,134 |
| | $ 2,559,464 |

## *LIABILITIES AND STOCKHOLDERS' EQUITY*

### *Liabilities*

| | |
|---|---|
| Accounts payable and accrued expenses | $ 386,417 |

### *Stockholders' equity*

| | |
|---|---|
| Common stock, $.01 par valur; 1000 shares authorized; 100 shares issued and outstanding | 1 |
| Paid in capital | 2,329,187 |
| Retained earnings (deficit) | (156,141) |
| | 2,173,047 |
| | $ 2,559,464 |

*See notes to financial statements*

INVESTPRIVATE, INC.

*STATEMENT OF OPERATIONS*
*YEAR ENDED DECEMBER 31, 2001*

| | |
|---|---|
| ***REVENUES*** | |
| Commissions | $ 1,024,226 |
| Private placements | 925,761 |
| Interest and other income | 179,282 |
| | 2,129,269 |
| ***EXPENSES*** | |
| Administrative expenses | 1,948,176 |
| Professional fees | 227,228 |
| Depreciation and amortization | 110,006 |
| | 2,285,410 |
| ***NET LOSS*** | $ (156,141) |

*See notes to financial statements*

**INVESTPRIVATE, INC.**

*STATEMENT OF CASH FLOWS*
*YEAR ENDED DECEMBER 31, 2001*

| | |
|---|---|
| ***Cash flows from operating activities*** | |
| Net loss | $ (156,141) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Depreciation and amortization | 110,006 |
| Increase in due from clearing broker | (283,254) |
| Increase in advances to employees | (1,085,218) |
| Increase in other assets | (217,134) |
| Increase in accounts payable and accrued expenses | 386,417 |
| Total Adjustments | (1,089,183) |
| ***Net cash used by operating activities*** | (1,245,324) |
| ***Cash flows from financing activities*** | |
| Capital contributions | $2,329,188 |
| ***Net Cash provided by financing activities*** | 2,329,188 |
| ***Cash flows from investing activities*** | |
| Cash payments for the purchase of property | (290,055) |
| Cash paid for intangible assets | (561,464) |
| ***Net cash used by investing activities*** | (851,519) |
| ***NET INCREASE IN CASH*** | 232,345 |
| ***CASH - BEGINNING*** | - |
| ***CASH - END*** | $ 232,345 |
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Interest expense | 6,502 |
| Income tax | - |

*See notes to financial statements*

# INVESTPRIVATE, INC.

*STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY*
*YEAR ENDED DECEMBER 31, 2001*

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| ***Balance - beginning*** | $ - | $ - | $ - | $ - |
| Common stock | 1 | - | - | 1 |
| Paid in capital | | 2,329,187 | - | $ 2,329,187 |
| Net loss | - | - | (156,141) | $ (156,141) |
| ***Balance - end*** | $ 1 | $ 2,329,187 | $ (156,141) | $ 2,173,047 |

*See notes to financial statements*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Investprivate, Inc. (the "Company") is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with another broker- dealer. The Company services retail accounts. There were no liabilities subordinated to the claims of creditors during the period ended December 31, 2001. In March 2001, Investprivate.com, Inc. had its name changed to Investprivate Holdings, Corp., the parent, and formed a new Company, Investprivate, Inc., the subsidiary of Investprivate Holdings, Corp. The transfer of the broker-dealer approval to Investprivate, Inc. was approved by the NASD.

### Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

### Advances to Employees

Advances are expensed per each individual employee's contract.

### Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is recorded on accelerated and straight-line methods over the estimated useful life of the related assets, five to seven years.

### Intangible Assets

Intangible assets are recorded at cost. Amortization is recorded on the straight-line method over the its estimated useful life of the related assets, three to ten years.

### Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Fiserv Securities, Inc.

The Company is located in New York City, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 2. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

| | |
|---|---|
| Equipment | $ 201,261 |
| Furniture and fixtures | 124,938 |
| | 326,199 |
| Accumulated depreciation | 29,051 |
| | $ 297,148 |

Depreciation expense was $ 29,051 for the year ended December 31, 2001.

## 3. INTANGIBLE ASSETS

Intangible assets consist of the following:

| | |
|---|---|
| Website development costs | $ 441,001 |
| Organization costs | 23,115 |
| Leasehold improvements | 61,204 |
| | 525,320 |
| Accumulated amortization | 80,955 |
| | $ 444,365 |

Amortization expense was $ 80,955 for the year ended December 31, 2001.

## 4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for a first year broker dealer (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $129,182 which was $106,420 above its required net capital of $22,762. The Company had a percentage of aggregate indebtedness to net capital of 299% as of December 31, 2001.

*SUPPLEMENTARY INFORMATION*
*PURSUANT TO RULE 17a-5 OF THE*
*SECURITIES EXCHANGE ACT OF 1934*

*AS OF DECEMBER 31, 2001*

INVESTPRIVATE, INC. **Schedule 1**

*COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1*
*OF THE SECURITIES AND EXCHANGE COMMISSION*

*DECEMBER 31, 2001*

---

| | |
|---|---|
| ***NET CAPITAL*** | |
| Stockholder's equity | $ 2,173,047 |
| Deductions | |
| Non-allowable assets | 2,043,865 |
| ***NET CAPITAL*** | $ 129,182 |
| ***AGGREGATE INDEBTEDNESS*** | $ 386,417 |
| ***MINIMUM NET CAPITAL REQUIRED*** | $ 22,762 |
| ***EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS*** | $ 106,420 |
| ***PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL*** | 299% |

Reconciliation with Company's computation (included Part IIA of Form X-17a-5) as of December 31, 2001.

| | |
|---|---|
| Net capital, as recorded in Company's Part II (unaudited) FOCUS report | $ 272,426 |
| Net audit adjustments - additional accrued expenses, adjustments and write offs | (143,244) |
| Net Capital, per above | $ 129,182 |

---

*See independent auditors' report*

*COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2001*

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Lilling & Company LLP
Certified Public Accountants

*INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3*

To the Board of Directors
Investprivate, Inc.
New York NY

In planning and performing our audit of the financial statements and supplemental schedules of Investprivate, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Investprivate, Inc. for the year ended December 31, 2001 and this report does not affect our report thereon dated February 15, 2002.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weakness are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling & Company

*CERTIFIED PUBLIC ACCOUNTANTS*

***February 15, 2002***